UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
 San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                       Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by NetSuite Inc., a Delaware corporation (“NetSuite”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of NetSuite’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.          Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Amending and restating the first bullet under the ninth paragraph under the caption “Appraisal Rights” to replace such bullet with the following:

•                  You must deliver to NetSuite (at the address set forth below) a written demand for appraisal of your Shares by the later of: (1) the consummation of the Offer and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was August 18, 2016). The demand must reasonably inform NetSuite of the identity of the stockholder and that the stockholder is demanding appraisal;

Amending and supplementing the second paragraph under the caption “Regulatory Approvals—U.S. Antitrust Laws” to add at the end of such paragraph the following:

“On September 8, 2016, Oracle voluntarily withdrew its Premerger Notification and Report Forms with the FTC and the Antitrust Division and re-filed the same on September 9, 2016. Oracle, in consultation with NetSuite, took this procedural step in order to facilitate the Antitrust Division’s review of the Offer and the Merger. The applicable waiting period under the HSR Act with respect to Purchaser’s purchase of the Shares pursuant to the Offer is now scheduled to expire at 11:59 p.m., Eastern Time, on September 26, 2016.”

Amending and supplementing the first paragraph under the caption “Regulatory Approvals—Foreign Antitrust Laws” to add at the end of such paragraph the following:

“On September 3, 2016, the Austrian Federal Competition authority granted early termination of the statutory four-week waiting period applicable to the Offer under the Austrian Cartel Act.”

Amending and supplementing the second paragraph under the caption “Regulatory Approvals—Foreign Antitrust Laws” to add at the end of such paragraph the following:

“Following the filing of the required notice form, the Commission for the Protection of Competition of the Republic of Cyprus requested that Oracle supplement the information submitted in relation to the Offer (and the Merger), as a result of which the deadline for the initial one-month review period applicable to the Offer was automatically extended. It is now set to expire on September 26, 2016.”

Adding a new section immediately prior to the section captioned “Stockholder Approval of the Merger Not Required” as set forth below:

“Legal Proceedings

On August 30, 2016, a putative class action complaint was filed in the United States District Court for the Northern District of California by purported stockholders of NetSuite in connection with the pending Offer and the Merger. The action, captioned Palkon v. NetSuite Inc., et al., alleges that, among other things, the defendants, NetSuite, the members of the NetSuite Board, Oracle, Parent and Purchaser, misrepresented and/or omitted material facts in this Schedule 14D-9. The action seeks various remedies, including (1) enjoining the proposed transaction from being consummated; (2) rescission and damages in the event the proposed transaction is consummated; (3) requiring the individual defendants to file an amended Schedule 14D-9 that does not contain any untrue statements of material fact; and (4) costs and fees relating to the lawsuit.

The outcome of this matter is uncertain. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. NetSuite and Oracle believe that the action has no merit and intend to defend vigorously against the action.”

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

“Extension of the Offer

On September 9, 2016, Purchaser extended the expiration of the Offer. The Offer was scheduled to expire at 12:00 midnight, Eastern Time, at the end of September 15, 2016. In accordance with the terms of the Merger Agreement, to facilitate the review of the Offer and the Merger by the Antitrust Division of the Department of Justice and the Cyprus Commission for the Protection of Competition, the expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of October 6, 2016, unless further extended. The depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of September 8, 2016, approximately 81,176,835 Shares were issued and outstanding, and 32,132,178 Shares have been tendered into and not properly withdrawn from the Offer (including 0 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

Item 9.          Exhibit

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

(a)(5)(I)                                                     Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Schedule TO filed with the Securities Exchange Commission (the “SEC”) by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 9, 2016 (“Schedule TO Amendment No. 1”)).

(a)(5)(J)                                                     Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California (incorporated by reference to Exhibit (a)(5)(D) to Schedule TO Amendment No. 1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ ZACHARY NELSON
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	September 9, 2016